SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

U.S. STEM CELL, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

90350U100
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90350U100	SCHEDULE 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS TELLURIDE TOO, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	- 0 -
	6	SHARED VOTING POWER	324,995 (1)
	7	SOLE DISPOSITIVE POWER	- 0 -
	8	SHARED DISPOSITIVE POWER	324,995 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,995 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 324,995 shares of Common Stock (as defined below) held directly by Telluride (as defined below). Each of Mr. Cassel (as defined below) and Mr. Salpeter (as defined below) is a managing member of Telluride and may be deemed to share voting and investment power with respect to the Common Stock held by Telluride. Each of Mr. Cassel’s and Mr. Salpeter’s interests in Telluride are held jointly with his wife as tenants by the entireties.
(2)	The calculation of the percentage is based on (i) 59,573,684 shares of Common Stock outstanding as of November 8, 2016, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 and (ii) 19,913,708 shares of Common Stock issued by the Issuer to subscribers on December 12, 2016, as reported by the Issuer on its Current Report on Form 8-K, dated December 16, 2016.

CUSIP No. 90350U100	SCHEDULE 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS James S. Cassel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	- 0 -
	6	SHARED VOTING POWER	324,995 (1)
	7	SOLE DISPOSITIVE POWER	- 0 -
	8	SHARED DISPOSITIVE POWER	324,995 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,995 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 324,995 shares of Common Stock held directly by Telluride. Mr. Cassel is a managing member of Telluride and may be deemed to share voting and investment power with respect to the Common Stock held by Telluride. Mr. Cassel’s interests in Telluride are held jointly with his wife as tenants by the entireties.
(2)	The calculation of the percentage is based on (i) 59,573,684 shares of Common Stock outstanding as of November 8, 2016, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 and (ii) 19,913,708 shares of Common Stock issued by the Issuer to subscribers on December 12, 2016, as reported by the Issuer on its Current Report on Form 8-K, dated December 16, 2016.

CUSIP No. 90350U100	SCHEDULE 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Scott E. Salpeter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	- 0 -
	6	SHARED VOTING POWER	324,995 (1)
	7	SOLE DISPOSITIVE POWER	- 0 -
	8	SHARED DISPOSITIVE POWER	324,995 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,995 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 324,995 shares of Common Stock held directly by Telluride. Mr. Salpeter is a managing member of Telluride and may be deemed to share voting and investment power with respect to the Common Stock held by Telluride. Mr. Salpeter’s interests in Telluride are held jointly with his wife as tenants by the entireties.
(2)	The calculation of the percentage is based on (i) 59,573,684 shares of Common Stock outstanding as of November 8, 2016, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 and (ii) 19,913,708 shares of Common Stock issued by the Issuer to subscribers on December 12, 2016, as reported by the Issuer on its Current Report on Form 8-K, dated December 16, 2016.

CUSIP No. 90350U100	SCHEDULE 13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer.

U.S. Stem Cell, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

13794 NW 4th Street, Suite 212

Sunrise, Florida 33325

Item 2(a).	Name of Person Filing.

This statement is being filed by Telluride Too, L.L.C., a Florida limited liability company (“Telluride”), James S. Cassel (“Mr. Cassel”) and Scott E. Salpeter (“Mr. Salpeter” and together with Mr. Cassel and Telluride, each a “Reporting Person” and, collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement (previously filed as Exhibit A to the Schedule 13G), dated April 28, 2016, pursuant to which the Reporting Persons have agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Due to their relationships with one another, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Act with respect to their beneficial ownership of the shares of Common Stock reported herein. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13G is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the shares of Common Stock held by any other Reporting Person. Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by any other Reporting Person.

Item 2(b).	Address of Principal Business Office.

The principal business address of the Reporting Persons is c/o Cassel Salpeter & Co., LLC, 801 Brickell Avenue, Suite 1900, Miami, FL 33131.

Item 2(c).	Citizenship.

Telluride is organized under the laws of the State of Florida.

Each or Mr. Cassel and Mr. Salpeter is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number.

90350U100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 90350U100	SCHEDULE 13G	Page 6 of 9 Pages

Item 4.	Ownership.

	Amount				Power to Vote			Power to Dispose
Reporting Person	Beneficially Owned		Percent of Class		Sole	Shared		Sole	Shared

Telluride	324,995	(1)	0.4	%(4)	- 0 -	324,995	(1)	- 0 -	324,995	(1)
Mr. Cassel	324,995	(2)	0.4	%(4)	- 0 -	324,995	(2)	- 0 -	324,995	(2)
Mr. Salpeter	324,995	(3)	0.4	%(4)	- 0 -	324,995	(3)	- 0 -	324,995	(3)

(1)	Includes 324,995 shares of Common Stock held directly by Telluride.

(2)	Includes 324,995 shares of Common Stock held directly by Telluride, of which Mr. Cassel is a managing member. Mr. Cassel’s interests in Telluride are held jointly with his wife as tenants by the entireties.

(3)	Includes 324,995 shares of Common Stock held directly by Telluride, of which Mr. Salpeter is a managing member. Mr. Salpeter’s interests in Telluride are held jointly with his wife as tenants by the entireties.

(4)	The calculation of the percentage is based on (i) 59,573,684 shares of Common Stock outstanding as of November 8, 2016, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 and (ii) 19,913,708 shares of Common Stock issued by the Issuer to subscribers on December 12, 2016, as reported by the Issuer on its Current Report on Form 8-K, dated December 16, 2016.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 90350U100	SCHEDULE 13G	Page 7 of 9 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 90350U100	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017	Telluride Too, L.L.C.

	By:	/s/ Scott E. Salpeter
Name: Scott E. Salpeter
Title: President

/s/ James S. Cassel
James S. Cassel

/s/ Scott E. Salpeter
Scott E. Salpeter

CUSIP No. 90350U100	SCHEDULE 13G	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement, dated April 28, 2016, among the Reporting Persons (previously filed as Exhibit A to the Schedule 13G, filed by the Reporting Persons with the SEC on April 28, 2016, and incorporated by reference herein).